[Letterhead of Novavax, Inc.]
December 4, 2006
Via EDGAR and Facsimile
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549
Attention: Jeffrey Riedler
                  Assistant Director

Re:	Novavax, Inc. (the “Company”)
Registration Statement on Form S-3
Filed November 22, 2006
File No. 333-138893
Form 10-K filed March 6, 2006 File No. 0-26770
Ladies and Gentlemen:
          This letter responds to the Staff’s comment letter dated December 1, 2006 regarding the above-captioned Registration Statement on Form S-3 (the “Form S-3”) and Annual Report on Form 10-K (the “Form 10-K”). For your convenience, the Staff’s comment has been reproduced, followed by the Company’s response.
Form 10-K
Item 9A. Controls and Procedures
1.	Please confirm to us supplementally, if true, that your disclosure controls and procedures were “effective” instead of “reasonably adequate.” In addition, please confirm that you will use “effective” language in your future filings.

RESPONSE: We confirm that the Company’s principal executive officer and principal financial officer concluded that, as of December 31, 2005, the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Securities and Exchange Act of 1934, as amended) were effective. Additionally, we confirm that, for the Company’s future filings, we will use “effective” language.
          In addition, the Company hereby acknowledges, through our Vice President, Chief Financial Officer, Secretary and Treasurer, that:

United States Securities and Exchange Commission
Jeffrey Riedler
December 4, 2006

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form S-3 and Form 10-K, and all exhibits and amendments thereto (together, the “Filings”);

•	comments from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Staff comments in the Filings do not foreclose the Commission from taking any action with respect to the Filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
            Please direct any questions or comments to either me at (301) 738-1106 ext. 1447 or Jennifer L. Miller, Esq. (at (215) 864-8619) of Ballard Spahr Andrews & Ingersoll, LLP.

Sincerely,
/s/Jeffrey W. Church

Jeffrey W. Church Vice President, Chief Financial Officer, Secretary and Treasurer

cc:	Rahul Singhvi Jennifer L. Miller, Esq.